Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2008 and 2007 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2008, as compared to the year ended December 31, 2007 and for the year ended December 31, 2007, as compared to the year ended December 31, 2006. This review was performed by management with information available as at February 25, 2009. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers for our product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2008 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. The global commercialization program for our lead product, a once-daily formulation of the analgesic tramadol, is underway and we have multiple follow-on products in the later stages of development. Our once-daily tramadol product has been commercially launched in 15 countries and we are continuing to pursue launches in additional countries. Following regulatory approval in the U.S. by the Food and Drug Administration (FDA) in

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December 2008, we expect our product to be launched in that country by our marketing partner, Purdue Pharma Products L.P. [“Purdue Pharma”], in the second quarter of 2009. Our second product, a once-daily formulation of trazodone, for the treatment of major depressive disorder (MDD) is under regulatory review in the United States with an action date under the Prescription Drug User Fee Act (PDUFA) of July 18, 2009. Our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen, is in a pivotal Phase III study with results expected in the second quarter of 2009. We are also developing a series of abuse deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing both our Contramid and our polymeric nano-delivery system™ (PNDS™) technologies.

Our global commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product primarily through licensing and distribution arrangements with local pharmaceutical companies. To date, we have entered into agreements for the distribution of our product in a number of countries globally, including the United States, most European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil. We are pursuing licensing and distribution agreements for other key markets around the world and are in discussions with potential partners to commercialize our product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in over 40 countries.

In the United States, our once-daily tramadol product received regulatory approval from the FDA in December 2008. We are working with our marketing partner for the U.S., Purdue Pharma, to prepare for launch in that country which we expect will be in the second quarter of 2009.

In Europe, our once-daily tramadol was launched initially in Germany in November 2005 and has since been launched in the Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium, Poland, Austria and Romania, and further launches are being pursued. In the United Kingdom, we terminated our agreement with Recordati during the third quarter of 2008 and reacquired the sales and marketing rights to our once-daily tramadol product (TradorecTM XL). Late in the third quarter of 2008 we engaged a pilot-scale six person sales force through a contract sales organization in order to self promote our product in certain strategic territories of the United Kingdom. We have since been selling products directly to wholesalers and generating higher gross margins on product sales. Although early in the process, we are closely monitoring the results of our sales efforts and will be re-evaluating our strategy during 2009.

In the rest of the world, our product has been launched in Canada, South Korea and Australia. In the fourth quarter of 2008, we delivered products for the first time in Israel. Subsequent to year-end, GlaxoSmithKline and we mutually agreed to terminate our agreement for distribution of our once-daily tramadol product in Mexico and 20 other Latin American and Caribbean countries. In February 2009, we signed an exclusive distribution and license agreement with Zambon Laboratórios Farmacêuticos Ltda (Zambon) for Brazil. Together with Zambon, we have initiated the regulatory submission process to the Brazilian authorities and expect approval and subsequent launch of our product in Brazil in early 2010. We are pursuing discussions with other potential partners for distribution throughout Latin America.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor (SARI), was developed to address unmet needs in the US$20 billion global market for antidepressants. It is recognized that a major challenge in treating depression is poor patient compliance with taking their medication due to slow onset of action, exacerbation of sleep disturbance, agitation, sexual dysfunction and weight gain. We believe that our novel trazodone formulation can not only effectively treat Major Depressive Disorder but also address some of these challenges. Our North American Phase III placebo-controlled clinical trial (04ACL3-001) demonstrated that our trazodone formulation achieved statistical significance for the primary endpoint in the reduction of depression, significantly improved patient sleep patterns and had a favourable side effect profile, including low rate of sexual dysfunction and no weight gain versus placebo. Our New Drug Application (NDA) for our novel trazodone formulation is under regulatory review with the FDA with a PDUFA action date of July 18, 2009. We are also aiming to submit a regulatory application in Canada during 2009, following the completion of a required pharmacokinetic study. We have begun planning for commercialization, including product branding and positioning, market analysis and assessment, and preliminary pricing studies, and have initiated the transfer of the manufacturing process to a third-party commercial manufacturing site. In addition, we are in discussions with potential licensing and distribution partners for the U.S. and Canada.

Our twice-daily formulation of tramadol plus acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated bioequivalence when compared with reference U.S. and European four-times-a-day products. Based on its potential efficacy, safety and convenience, we believe that our formulation could compete in the US$7 billion global market for prescription drugs that address acute pain. Our formulation is the subject of a pivotal Phase III clinical trial in North America (06CCL3-001), the results of which we expect to announce in the second quarter of 2009. We have initiated discussions with potential licensing and distribution partners in Europe, the U.S. and Canada.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not

Labopharm 2008 Annual Report  |  23

only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. Preclinical in vitro proof of principle studies and a pharmacokinetic study of our technology platform using tramadol demonstrated controlled-release characteristics that were maintained under a variety of conditions intended to mimic acts of misuse or abuse. We expect to initiate pharmacokinetic studies on a first combination product in 2009.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform. We are currently in discussions with potential partners with respect to the further development of our novel propofol formulation.

Our Goal

Our goal is to leverage the successful global commercialization of our once-daily tramadol product to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2009 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2002, we have secured distribution and license agreements for marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $39,600 to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

Selling, General and Administrative Expenses

As we expand our operations in order to become a global commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, as we move away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, we adopted the following Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”):

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 23 of our consolidated financial statements.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 24 of our consolidated financial statements.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments—Disclosure and Presentation. The adoption of this section had no impact on our consolidated financial statements.

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Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The application of this new section had an impact on our measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, we valued our raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on our consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on our consolidated financial statements.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006

Revenue	22,014	18,998	15,874
Net loss	(40,527)	(36,575)	(23,865)
Basic and diluted net loss per share	(0.71)	(0.64)	(0.46)
Total assets	69,851	99,539	128,634

Long-term liabilities
Total deferred revenue	13,862	21,408	24,509
Total obligations under capital lease	5,613	5,816	5,840
Total long-term debt	23,643	13,647	7,821

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by us according to the underlying agreement, based on our historical experience. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonable assured. Our products are indirectly subject to pricing regulations in certain markets.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone payments, excluding payments receivable upon the achievement of a predetermined sales level, are immediately recognized as licensing revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise they are recognized over the remaining term of the underlying agreement or the term over which we maintain substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which we expect to maintain substantive contractual obligations changes following significant events or circumstances.

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In 2005, we received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma, which was being recognized as revenue on a straight-line basis until July 2011, which was the estimated term over which we had substantive contractual obligations. During the third quarter of 2008, we changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which we expect to have substantive contractual obligations towards Purdue Pharma, namely supplying products for an initial eighteen-month period post-launch, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which we maintain substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, we were recognizing $679 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867.

Impairment Loss on Long-term Investment

At December 31, 2008, we held Canadian third-party asset-backed commercial paper (“ABCP”) with a face value of $5,751. At the date we acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. This ABCP has not traded in an active market since mid-August 2007 and as a result, we have considered our ABCP investment impaired and have since classified it as a long-term investment.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term asset backed securities maturing no earlier than the scheduled maturity of the underlying assets (“New Notes”). On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the “Committee”). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. The restructuring proposal received investor approval in April 2008, and Court approval in June 2008. However, the proposal was the subject of appeals to the Ontario Court of Appeal and the Supreme Court of Canada. In September 2008, the Supreme Court of Canada denied all the appeals, thus clearing the way for implementation of the restructuring plan.

Since the restructuring process began, we have been estimating the fair value of our ABCP using a methodology that estimates the characteristics of the New Notes using a variety of quantitative and qualitative market inputs, using a probability weighted discounted cash flow model. Pursuant to the Montreal Proposal, we will receive $5,683 (face value) of the New Notes of various classes (class A-1, A-2, B, and C) issued by a trust called Master Asset Vehicle II. The New Notes will be supported by a pool of leveraged super senior credit default swaps, unlevered collateralized debt obligations as well as traditional assets and cash. The leveraged assets supporting these notes have access to credit facility that can be drawn upon in the event that a margin call is triggered and more collateral must be posted. Additionally, these particular assets are subject to an 18-month moratorium on margin calls, which will insulate them from market volatility for that period. This moratorium will expire in mid-2010.

Under the restructuring, we will receive class A-1, class A-2, class B and class C notes with face values of $1,748, $3,187, $578, and $170, respectively, and having maturities of approximately eight years. It is expected that the class A-1 and A-2 notes, will pay, on a quarterly basis, floating rate interest equivalent to Bankers’ Acceptance rate less 0.5%. The class B and C notes are expected to accrue interest that will be paid on maturity only after the class A-1 and A-2 notes are fully repaid.

The recalibration of the valuation model as at December 31, 2008 based on current available information resulted in an estimated fair value of our ABCP of $3,178. For the year ended December 31, 2008, we recorded an impairment charge of $1,291 [2007 – $1,474] as a reduction in fair value since the loss is considered to be other than temporary. Of this amount, $691 [2007 – nil] was recorded in the first quarter, $400 [2007 – $874] was recorded in the third quarter, and $200 [2007 – $600] was recorded in the fourth quarter of 2008.

This estimated fair value of the ABCP, which represents approximately 56% [2007 – 76%] of the face value of the New Notes as at December 31, is detailed as follows:

	2008 $	2007 $

Investment cost	5,640	5,640
Accrued interest	303	163
Cumulative impairment charge	(2,765)	(1,474)

Estimated fair value	3,178	4,329

The most significant variable in the valuation of our ABCP is the discount rate or the yield that prospective investors will require. A weighted average discount rate of 10.6% [2007 – 6.5%] was used in the fair-value estimate of our ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of our investment in ABCP by approximately $196. Accordingly, we conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our ABCP ranging from $2,888 to $3,475. Since the fair value of the resulting securities is determined using a discounted cash flow approach, and is based on our assessment of market conditions as at December 31, 2008, the fair values reported may change materially in subsequent periods.

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In July 2008, we entered into an agreement with the parent company of the broker through which we had purchased our ABCP. Under this agreement, we will be able to borrow an amount up to 45% of the face value of the New Notes for a three-year period. At the end of the three-year period, the value of the New Notes will be guaranteed by the said parent company to be at least 45% of their face value, such that the our potential loss will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by our long-term debt holder.

Impairment of Long-lived Assets

Property, plant and equipment and intangible assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets as of December 31, 2008 and 2007.

Refundable Investment Tax credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2008 is $1,274.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carry-forwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $145. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carry-forwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to our foreign subsidiaries, of an undivided interest in certain of our intellectual property rights, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2) (b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carry-forwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry-forwards in Ireland and Barbados. Since the tax benefit of these loss carry-forwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheet or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when we become profitable and have used up all our loss carry-forwards, our effective tax rates would be higher since a greater portion of our revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 and $2,084 for the years ended December 31, 2007 and 2006, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

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Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance for doubtful accounts. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2008, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

For the year ended December 31, 2008, total revenue amounted to $22,014 compared to $18,998 for the year ended December 31, 2007.

For the year ended December 31, 2008, product sales were $13,158, representing a 10.2% increase over the $11,935 recorded for the year ended December 31, 2007 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to higher average selling prices per tablet compared to 2007, due primarily to a more favourable country mix, combined with an increase in volume. In 2008, we initiated shipments in Romania, South Korea, Australia and Israel.

During 2008, we recognized licensing revenue of $8,856, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2007 was $5,846. The increase is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to our once-daily tramadol product for the United Kingdom. Under the terms of this agreement, we received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement we have no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue, together with the unrecognized portion of the $1,118 payment.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in the current year. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the years ended December 31, 2008 and December 31, 2007 cost of goods sold (excluding amortization) were $5,818 and $7,216, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold for the year ended December 31, 2008 includes an inventory write-down, net of subsequent reversals, of $255, primarily in relation to the finished goods inventory which we repurchased from Recordati as part of the termination agreement. The write-down was necessary due to the relatively low remaining shelf life of these products and our estimate of their net realizable value. During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a net write-down of $1,422 for previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. Additionally during, 2007, we settled a

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dispute with a vendor in relation to services performed in 2006. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

Excluding the aforementioned adjustments, gross margin as a percentage of product sales revenue is 56.9% for the year ended December 31, 2008 compared to 50.4% for the year ended December 31, 2007.

	FOR THE YEARS ENDED		VARIANCE
	DEC. 31, 2008	DEC. 31, 2007
Gross margin %, as reported	55.8%	39.5%	16.3%
Adjusted gross margin %	56.9%[1]	50.4%[2]	6.5%

[1]	Adjusted to exclude the $255 inventory write-off and a 2007 royalty provision reversal of $105 adjusted in 2008.
[2]

Adjusted to exclude the U.S. related inventory write-down of $1,422, a $105 royalty expense over-accrual, and to exclude the favourable adjustment of $236 relative to a dispute settlement. The $105 adjustment for the royalty expense over-accrual was not considered in the adjusted gross margin presented in the previous year’s Management’s Discussion and Analysis as it was our best estimate at the time, prior to the finalization of the royalty agreement.

In 2008, the increase in our adjusted gross margin percentage compared to 2007 reflects primarily lower packaging costs. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our continued efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2008 were $25,339 compared to $27,568 for the year ended December 31, 2007. The decrease is primarily due to lower clinical trial expenses. In 2008, despite an increased level of clinical trial activity, clinical trials expenses were relatively lower, primarily because the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) is significantly less expensive than the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001). Additionally, non-cash stock-based compensation expense included in research and development expenses decreased by $568, as the fair value of the options granted was significantly lower, due to the relatively lower average stock price during the year. We are also scaling-down on certain early stage research and development programs by way of postponement of high cost third-party development activities. These decreases were partially offset by the filing fees of $1,196 associated with the submission to the FDA of our NDA for our once-daily trazodone product.

Research and development tax credits for the year ended December 31, 2008 were $1,888 compared to $3,985 in the previous year. During the first quarter of 2008, we released reserves of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31:	2008 $	2007 $
Canadian federal research and development tax credits	—	2,667
Provincial research and development tax credits	1,888	1,318

	1,888	3,985

In 2007, we had chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, allowing us to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period. The Canadian government has announced future reductions in Canadian federal corporate income tax rates and longer carry-forward periods for the non-refundable Canadian research and development tax credits. As a result, we have revised our tax planning strategy in 2008 and have now chosen to deduct our discretionary research and development expenses, thereby not generating a Canadian federal tax expense and not claiming Canadian research and development tax credits. This will allow us in the future to utilize our tax credits to offset a larger amount of taxable income. The impact of this change in strategy for 2008 is that research and development expenses net of government assistance is higher than they would have been should we have used the same approach as 2007, income tax expense is lower, and our tax credits carry-forwards are higher.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2008 were $26,396 compared to $20,335 for the year ended December 31, 2007, an increase of $6,061 or 30%. The increase is primarily due to legal fees of $5,758 recorded in 2008. In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to our once-daily tramadol product, Purdue Pharma and we initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, we deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that our once-daily tramadol product was approved in the U.S. on December 30, 2008, we have agreed to pay an additional amount of $4,834 for our share of legal costs incurred up to December 31, 2008 and we have accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense.

Labopharm 2008 Annual Report  |  29

The increase in selling, general and administrative expenses is also attributable to higher headcount and related compensation expenses, together with increased sales and marketing expenses, including costs related to the creation and maintenance of a sales force for the promotion of our product in the United Kingdom, increased market research and analysis for the most advanced products of our portfolio, and expenses related to the branding of our once-daily trazodone and our twice-daily tramadol and acetaminophen products. This increase was partially offset by a decrease of $1,271 in non-cash stock-based compensation expense. A similar number of options was granted in 2008 and 2007, however the grant date fair value of the options was significantly lower in 2008 due to the relatively lower average stock price, as described previously.

Financial Expenses

Financial expenses for the year ended December 31, 2008 were $3,133 compared to $1,931 for the year ended December 31, 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2008, following the US$15,000 debt financing in December 2007 and the additional US$5,000 drawdown in October 2008.

Impairment Loss on Long-term Investment

As previously discussed, we recorded an impairment loss of $1,291 on our long-term investment for the year ended December 31, 2008, compared to an impairment loss of $1,474 for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Depreciation and Amortization

For the year ended December 31, 2008 depreciation and amortization amounted to $2,150 compared with $1,974 for the year ended December 31, 2007, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2008 and 2007, including laboratory equipment, information technology and office equipment, and internally generated patents and other intellectual property rights.

Interest Income

Interest income for the year ended December 31, 2008 was $1,874 compared with $3,478 for the year ended December 31, 2007. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange Loss (Gain)

For the year ended December 31, 2008 we recorded a foreign exchange loss of $2,235, compared to a loss of $37 for the year ended December 31, 2007. The 2008 foreign exchange loss resulted from the relative weakening of the Canadian dollar versus the US dollar and the unfavourable impact this fluctuation had on our term loan, which is denominated in US dollars, partly offset by the corresponding favourable impact on the portion of our cash balance denominated in US dollars. However, as at December 31, 2008, we held US$9,683 of marketable securities for which an unrealized foreign exchange gain of $1,284 is recorded on our balance sheet in accumulated other comprehensive income. Once these investments mature in 2009, any realized gain or loss will then be recorded in income. In 2007 our various foreign exchange gains and losses compensated each other.

Income Taxes

For the year ended December 31, 2008, income tax recovery amounted to $59 compared to an income tax expense $2,501 for the year ended December 31, 2007. As previously discussed, in 2007 we had not deducted certain discretionary research and development expenses in order to generate a Canadian federal tax expense, thus allowing us to utilize our non-refundable Canadian federal research and development tax credits, contrary to the tax planning strategy utilized in 2008.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2008 was $40,527 or $0.71 per common share, compared with $36,575 or $0.64 per common share, for the year ended December 31, 2007. The increase in net loss is primarily the result of higher selling, general and administrative expenses primarily due to the patent litigation costs, higher foreign exchange loss and financial expense, and lower interest income, partially offset by higher revenues and lower income taxes.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

For the year ended December 31, 2007, total revenue amounted to $18,998 compared to $15,874 for the year ended December 31, 2006.

For the year ended December 31, 2007, product sales were $11,935 compared to $6,863 for the year ended December 31, 2006 and consisted of sales of our once-daily tramadol product. The year over year increase was primarily attributable to the fact that, having initiated shipments in several new countries in the fourth quarter of 2006, we benefited from a full year of sales in these countries in 2007. We additionally initiated shipments in the following countries in 2007: Austria, Canada and Poland. In 2007, lower

30  |  Labopharm 2008 Annual Report

average selling prices per tablet compared to 2006 resulting primarily from significant sales in 2006 in one particular market with higher selling prices, were more than offset by the increase in volume. Sales in Belgium, Canada, France, Germany, Italy and Poland included the sale of samples for the initial promotion of the product.

During 2007, we recognized licensing revenue of $5,846, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2006 was $9,011. The decrease in licensing revenue recognized was attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in the year ended December 31, 2006. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the year ended December 31, 2007 and December 31, 2006 cost of goods sold (excluding amortization) was $7,216 and $4,940, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a write-down of previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This write-down, net of the costs recovered, amounted to $1,422. During fiscal 2006, we recorded a $1,422 write-off of inventory, which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. During the third quarter of fiscal 2007, we came to an agreement regarding this dispute and as a result we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

Excluding the above-mentioned adjustments, gross margin as a percentage of product sales revenue is 49.5% for the year ended December 31, 2007 compared to 48.7% for the year ended December 31, 2006.

	FOR THE YEARS ENDED		VARIANCE
	DEC. 31, 2007	DEC. 31, 2006
Gross margin %, as reported	39.5%	28.0%	11.5%
Adjusted gross margin %	49.5%[1]	48.7%[2]	0.8%

[1]	Adjusted to exclude the U.S. related inventory write-down of $1,422 and to exclude the favourable adjustment of $236 relative to a dispute settlement.
[2]	Adjusted to exclude the $1,422 inventory write-off.

For the year ended December 31, 2007, the increase in our adjusted gross margin percentage compared to 2006, reflects primarily lower manufacturing costs, which were offset by lower average selling prices per tablet and by the royalty expense which is effective since January 2007. Since the fourth quarter of 2006, we have manufactured tablets exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet, whereas for the first nine months of 2006, we manufactured exclusively at a small-scale manufacturer at a higher cost per tablet.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2007 were $27,568 compared with $19,132 for the year ended December 31, 2006. This increase is primarily the result of higher clinical trial activity. In 2007, clinical trial costs were considerably higher as we conducted our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001), as well as several pharmacokinetic and other studies for various products in our pipeline, while clinical trial activity in 2006 was relatively low. In addition, during the year ended December 31, 2007, we have expanded our research and development team and our activities as we pursue development of existing and new product candidates for our product pipeline.

Research and development tax credits for the year ended December 31, 2007 were $3,985 compared to $3,078 in the previous year. The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31:	2007 $	2006 $
Canadian federal research and development tax credits	2,667	2,084
Provincial research and development tax credits	1,318	994

	3,985	3,078

Labopharm 2008 Annual Report  |  31

We have chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, in order to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2007 were $20,335 compared to $16,598 for the year ended December 31, 2006, an increase of $3,737 or 23%. The increase is primarily due to higher headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to our NASDAQ listing as well as marketing and other operational costs as we transition from a company with a focus on research and development to a more diversified commercial operation. Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $1,180 in 2007 primarily due to the timing of option grants to executives. In 2006, the Board of Directors decided that annual option grants to executive officers will be held after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to year-end and, as such, no stock options were granted to the executive officers in 2006.

Financial Expenses

Financial expenses for the year ended December 31, 2007 were $1,931 compared to $2,654 for the year ended December 31, 2006. The decrease is primarily due to the reduction of interest expense on the declining balance of our 2005 term loan.

Impairment Loss on Long-term Investment

For the year ended December 31, 2007 we recorded an impairment loss of $1,474 on our long-term investment. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest.

Depreciation and Amortization

For the year ended December 31, 2007 depreciation and amortization amounted to $1,974 compared with $1,744 for the year ended December 31, 2006, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2006 and 2007, including primarily laboratory equipment, information technology equipment and licenses and trademarks.

Interest Income

Interest income for the year ended December 31, 2007 was $3,478 compared with $3,379 for the year ended December 31, 2006. The increase is primarily attributable to a higher average rate of return earned on our investments in 2007.

Foreign Exchange Gain (Loss)

For the year ended December 31, 2007 we recorded a foreign exchange loss of $37, compared to a gain of $1,008 for the year ended December 31, 2006. The gain in 2006 was explained primarily by the favourable impact of the currency fluctuation on our Euro denominated cash balances whereas in 2007 our various foreign exchange gains and losses compensated each other.

Income Taxes

For the year ended December 31, 2007, income tax expense amounted to $2,501 compared to $2,136 for the year ended December 31, 2006. For fiscal 2007 and 2006, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carry-forward period, whereas the discretionary research and development expenses have an unlimited carry-forward period.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2007 was $36,575 or $0.64 per common share, compared with $23,865 or $0.46 per common share, for the year ended December 31, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we expand our network in order to become a global commercial organization.

32  |  Labopharm 2008 Annual Report

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
	DEC. 31, 2008	SEPT. 30, 2008	JUNE 30, 2008	MARCH 31, 2008	DEC. 31, 2007	SEPT. 30, 2007	JUNE 30, 2007	MARCH 31, 2007
Product sales	3,278	3,863	3,859	2,158	1,576	2,818	4,149	3,392
Licensing and other	1,155	5,576	1,064	1,061	1,060	2,275	1,707	2,021

Total Revenue	4,433	9,439	4,923	3,219	2,636	5,093	5,856	5,413

Net loss	(14,718)	(5,977)	(10,140)	(9,692)	(10,036)	(9,031)	(11,009)	(6,499)

Basic and diluted net loss per common share	(0.26)	(0.11)	(0.18)	(0.17)	(0.18)	(0.16)	(0.19)	(0.11)

Fourth Quarter Results

During the fourth quarter of 2008, revenue was $4,433 compared to $2,636 for the fourth quarter of 2007. Product sales in the fourth quarter of 2008 were $3,278 representing a 108% increase over the $1,576 recorded in the corresponding period of the previous year. The year over year difference is principally attributed to increased sales volume combined to higher average selling prices in 2008 versus 2007, due to a favorable country mix. The gross margin for the fourth quarter of 2008 was $1,849 or 56.4% and was positively impacted by the reversal of previously recorded write-downs totaling $150. Excluding these reversals the adjusted gross margin for the fourth quarter of 2008 was 51.8%. The gross margin for the fourth quarter of 2007 was $1,076 or 68.3%, and was positively impacted by the recovery or reversal of previously recorded expenses in 2007 totalling $390, primarily relating to the U.S. pre launch inventory. Excluding these items, adjusted gross margin for the fourth quarter of 2007 was 43.5%. The increase in the adjusted gross margin in the fourth quarter of 2008 compared to 2007 is primarily the result of a higher average selling price per tablet. Licensing revenue for the fourth quarter of 2008 was $1,155, relatively unchanged compared to licensing revenue of $1,060 for the corresponding period in 2007.

Research and development expenses (before government assistance) decreased to $4,228 in the fourth quarter of 2008 from $7,871 in 2007, primarily as a result of lower clinical trial activity. As a result of the change in our tax planning strategy, research and development tax credits were negative $959 for the three-month period ended December 31, 2008, due to the reversal of previously recorded Canadian federal research and development tax credits for 2008, compared to research and development tax credits of $1,584 in the corresponding period last year.

Selling, general and administrative expenses increased to $10,630 in the fourth quarter of 2008, from $4,495 in 2007, primarily as a result of the patent litigation costs noted above of which $4,834 was recorded in the fourth quarter of 2008, as well as the costs related to the creation and maintenance of a sales force for the promotion of our product in the United Kingdom. During the fourth quarter of 2008, we recorded an additional impairment loss of $200 on our long-term investment (ABCP) following our revision of its estimated fair value. Interest income decreased to $320 in the fourth quarter of 2008, from $771 in the corresponding period of the previous year, due primarily to the lower cash and investments balances and lower yields. As a result of the change in tax planning previously discussed, income taxes amounted to a recovery of $1,559 for the quarter ended December 31, 2008, due to the reversal of previously recognized income taxes during the year, compared to an income tax expense of $855 for the corresponding period last year.

Net loss for the fourth quarter of 2008 increased to $14,718 or $0.26 per share, from $10,036 or $0.18 per share in the corresponding period of the previous year. The increase in net loss is primarily the result of the patent litigation costs included in selling, general and administrative expenses and to a higher foreign exchange loss, partly offset by higher revenues.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At December 31, 2008, we had an accumulated deficit of $245,451. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, product sales, investment tax credits, collaborative research contracts and interest income.

During the fourth quarter of 2008, under the terms of our term loan agreement entered into in June 2005 and subsequently amended in December 2007 and on October 14, 2008, we borrowed an additional $5,837 [US$5,000]. Under the terms of the October 14, 2008 amendment, the remaining US$5,000 of funds available under the term loan agreement will be available for drawdown from April 30, 2009 through June 30, 2009 (Second Tranche B).

Labopharm 2008 Annual Report  |  33

Cash, cash equivalents and marketable securities totalled $44,893 as at December 31, 2008 compared to $71,899 as at December 31, 2007, a decrease of $27,006, primarily as a result of funds used in operating activities. In addition, we hold an investment in ABCP having a principal value of $5,751 and an estimated fair value as at December 31, 2008, of $3,178, which has been classified as a long-term investment. The investment of our funds is governed by our corporate investing policy. As at December 31, 2008 our marketable securities were comprised of securities issued by Federal and Provincial governments or wholly-owned subsidiaries thereof, as well as Canadian municipalities.

As at December 31, 2008, working capital1 was $30,768. Accounts receivable totalled $3,277 as at December 31, 2008 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,274 and included the estimated refundable tax credits earned during the year ended December 31, 2008. Inventories totalled $1,760 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization. Accounts payable and accrued liabilities totalled $13,134 as at December 31, 2008 and included trade and other payables, accrued compensation expenses as well as patent defence litigation costs payable totalling $4,834 as previously mentioned. Under a cost-sharing agreement, these patent defence litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such patent defence litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. Deferred revenue totalled $13,862, as at December 31, 2008 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, product sales, royalties from the commercialization of our once-daily tramadol product in the U.S., proceeds from Second Tranche B of our term loan agreement, and research and development tax credits should be sufficient to finance our operations and capital needs for approximately the next 15 to 18 months as of December 31, 2008. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, the receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs for approximately the next 15 to 18 months, we undertook the following measures:

•

Scaling down on certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Cash equivalents and marketable securities maturing in the year were invested in securities issued by federal and provincial governments or wholly-owned corporations thereof, as well as Canadian municipalities, to reduce the risk of any loss on our investments.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $32,128 for the year ended December 31, 2008 compared to $28,427 for the year ended December 31, 2007, increasing primarily as a result of our higher net loss in 2008, due primarily to higher selling general and administrative expenses. Funds used by our non-cash operating items were $1,708 in 2008 compared to $1,249 of funds generated by our non-cash operating items in 2007; a higher recognition of deferred revenue primarily due to the termination of the Recordati agreement and an increase in accounts receivable in 2008, was partly offset by the increase in our accounts payable.

Funds generated from or used by investing activities primarily reflect the proceeds from maturities or disposal of marketable securities, net of their reinvestment. In addition, capital expenditures for the year were $2,093 compared to $2,345 for the year ended December 31, 2007. Capital expenditures for 2008 were primarily related to the acquisition of laboratory equipment, office and information technology equipment, building improvements, intellectual property rights, and certain intangible assets.

For the year ended December 31, 2008, funds generated from our financing activities amounted to $5,524 compared to $7,785 for the year ended December 31, 2007. Funds generated in 2008 primarily reflected proceeds from Tranche B of the term loan, whereas in 2007 the proceeds of $14,658 from Tranche A of the term loan were partially offset by the reimbursement of $6,977, representing the balance outstanding on the original term loan entered into June 2005.

[1]	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

34  |  Labopharm 2008 Annual Report

Contractual Obligations

In the normal course of our operations, we have entered into several contracts providing for the following estimated cash payments:

	PAYMENTS DUE BY YEAR
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Capital lease obligations	10,193	1,023	2,045	2,098	5,027
Long-term debt obligation	29,484	6,967	22,517	—	—
Operating leases	574	190	293	91	—
Purchase obligations	14,719	4,044	10,675	—	—

Total contractual obligations	54,970	12,224	35,530	2,189	5,027

Capital and operating lease obligations pertain primarily to our facilities in Canada, United-States and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. We have entered into a long-term supply agreement with a third-party for the commercial manufacturing of our products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions if the agreement is not terminated prior to its term. Should these conditions be maintained, we have estimated that the minimum remaining commitment related to this agreement could reach up to approximately $14,719 for the purchase of bulk tablets.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is the Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Company (up to May 2008). The fees paid by us to ACPharma Ltd. during 2008 and 2007 were $331 and $352, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 25, 2009, is 56,826,063 and it has not changed since December 31, 2008. The number of options outstanding as of February 25, 2009, is 5,198,083 and has increased by 1,116,338 since December 31, 2008 due to the grant of 1,144,605 stock options, net of the expiry of 23,300 stock options and the forfeiture of 4,967 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, which was increased by $5 million in October 2008, the outstanding balance of which was US$20 million as at December 31, 2008. To reduce the impact on our consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we hold US$14,144 of cash, cash equivalents and marketable securities denominated in US dollars as at December 31, 2008. Changes in the fair-value of marketable securities denominated in U.S. currency including changes due to currency fluctuation is recorded in other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. denominated term loan, in the same period. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on our marketable securities, owing to their relative short-term nature.

Labopharm 2008 Annual Report  |  35

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for our interim and annual financial statements beginning on January 1, 2009. The application of this new section will have an impact on our financial results, as we will no longer recognize as intangible assets internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization, or internally generated trademarks. As of January 1, 2009, internally generated intangibles which had been previously recognized but would not have met the new requirements for recognition will be derecognized and the comparative financial statements will be restated accordingly.

The CICA will converge Canadian GAAP with International Financial Reporting Standards (‘IFRS’) over a transition period to end in 2011. In order to ensure a timely and successful conversion to IFRS, during 2008 we developed a detailed plan, which included timelines, methodology, training and the addition and identification of key employees and resources who will be responsible or involved in the IFRS conversion process. To date we have completed our preliminary impact analysis of the transition from Canadian GAAP to IFRS and are currently in the process of evaluating the specific or detailed impact that this conversion will have on our results. Throughout 2009 we will focus on the development of specific accounting policies and implementation plans. Areas of focus will include fixed assets including capital leases, revenue recognition, and consolidation of foreign subsidiaries. At this time, the full impact of transitioning to IFRS on our future financial position and future operational results is not reasonably determinable or estimable. Further disclosures as to the nature of financial and operational impacts will be made as available during the transition process.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2008, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at December 31, 2008, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer will certify that the design and operating effectiveness of internal controls over financial reporting were effective.

These evaluations were based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

36  |  Labopharm 2008 Annual Report